

March 9, 2021

Richard Maasland
Chief Accounting Officer
AerCap Holdings N.V.
AerCap House
65 St. Stephen's Green
Dublin D02 YX20
Ireland

      Re: AerCap Holdings N.V.
           Form 20-F for Fiscal Year Ended December 31, 2019
           Filed March 5, 2020
           File No. 001-33159

Dear Mr. Maasland:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Trade & Services